Exhibit 99.1

HOLLINGER INC. RECEIVES COURT APPROVAL OF THREE ADDITIONAL
DIRECTORS

TORONTO, Ontario, May 12, 2006 -- Hollinger Inc. (TSX:HLG.C; TSX:HLG.PR.B) today announced that the Ontario Superior Court of Justice has approved the appointment of Patrick Hodgson, Robert Gillespie and G. Wesley Voorheis as directors of the Company, effective today.

The Board of Directors had approved the appointment of the three directors based upon the recommendation of the previously announced nominating committee, but the appointment was subject to approval of the Court.

Mr. Hodgson is a Partner at KJ Harrison and Partners, a Toronto-based investment manager, and has extensive management and board experience. Mr. Gillespie is President of Gilvest Inc., serves on a number of corporate boards, and is the former Chairman and Chief Executive Officer of General Electric Canada Inc. Mr. Voorheis is a lawyer and a partner in Voorheis & Co. LLP.

"We are pleased to have court approval for our new directors,” said Stanley Beck, Chairman of the Board of Hollinger Inc. ”The addition of these three individuals will add further depth and experience to the Company's board."

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:

John Lute
Lute & Company
416 929 5883
jlute@luteco.com